SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                19 February, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  BT to acquire i2i Enterprise announcement made on
                 6 February 2007
             2.  Transaction in Own Shares announcement made on 7 February 2007
             3. BT to increase I.NET holding announcement made on 8 February 2007
             4.  Transaction in Own Shares announcement made on 9 February 2007
             5.  Transaction in Own Shares announcement made on 12 February 2007
             6.  Transaction in Own Shares announcement made on 13 February 2007
             7.  Transaction in Own Shares announcement made on 14 February 2007
             8.  Transaction in Own Shares announcement made on 14 February 2007
             9. Director/PDMR Shareholding announcement made on 15 February 2007
             10. Director/PDMR Shareholding announcement made on
                 15 February 2007

Enclosure 1

                                                                February 6, 2007

DC07-55

                        BT to acquire i2i Enterprise Ltd

        BT set to become the leading global carrier in the India market


New Delhi, 6 February 2007 -- BT today announced that it has signed an agreement for the acquisition of i2i Enterprise Pvt Ltd, a Mumbai-based enterprise services company specialising in internet protocol (IP) communications services for major Indian and global multinational companies. The acquiring entity is BT Telecom India Pvt Ltd, BT's joint venture company with Jubilant Enpro Pvt Ltd.

i2i is one of the most comprehensive and innovative providers of enterprise telecoms services in the Indian market today, and is the distributor of BT Infonet's managed network services and products nationwide.

Andy Green, CEO, BT Global Services, said: "BT will become the biggest foreign global carrier operating in India today as the result of this deal. The acquisition of i2i is exciting because it places BT at the heart of the world's fastest growing IT and business process outsourcing market. This will help BT build a broad-based platform for growth in India, and create a single BT-branded channel to the Indian market. India is a cornerstone in our global expansion plans and this investment underlines our commitment to growth from India. BT continues to execute its global mission to be the leader in the delivery of converged networked services."

Prakash Jain, Chairman and CEO, i2i, said: "Through our work together as an indirect channel in the Indian market for BT Infonet, BT has gained a great insight and appreciation of i2i's entrepreneurial culture and clear focus on outstanding customer service. BT will integrate the strengths of both companies, resulting in a compelling service offering to overseas and local multinational customers."

i2i Enterprises has around 200 people in India and as at the last audited balance sheet date of 31st March 2006, the gross assets of i2i were approximately US$22.5 million.

In November 2006, BT Telecom India applied for licenses to provide National Long Distance (NLD) and International Long Distance (ILD) services, and was issued Letters of Intent (LoI) in December 2006 by the Government of India, Department of Telecommunications (DoT), as a first step prior to the award of licenses.

- end -

About i2i Enterprise Pvt Ltd

Established in 1992, i2i provides global managed network services in arrangement with BT Infonet. Within a span of about three years, i2i has emerged as a leading global managed services provider with a significant customer base in the IT, ITES and BFSI segments.

Headquartered in Mumbai, i2i has network operating centers and offices in all major commercial cities in India. With around 200 technical, sales and other professional staff, i2i is known for its customised managed telecom services and excellent service delivery.

i2i is one of the few companies in India with licences to provide international long distance (ILD), national long distance (NLD), nationwide ISP, and internet telephony services.

Their mission is "to be the preferred telecom solutions provider by exceeding customer expectations."

About BT Telecom India Pvt Ltd

BT Telecom India Pvt. Ltd. is a subsidiary of BT Group plc, a global leader in networked IT services. BT Telecom India Pvt Ltd was established pursuant to a joint venture agreement with Jubilant Enpro Pvt. Ltd., a New Delhi-based company engaged in the businesses of oil and gas, food and services. Under the joint venture agreement, BT holds a 74 per cent interest, for which it contributed approximately GBP800,000 (US$1.6 million) in cash while Jubilant Enpro holds 26 per cent.

Jubilant Enpro is a member company of Jubilant Group, a business group having diverse business interests with Jubilant Organosys as the flagship company and which is a public limited company listed on the National Stock Exchange (NSE) and the Bombay Stock Exchange (BSE) in India.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt. BT images are available for download via the image library at www.vismedia.co.uk



Note to editors:

The BT strategy for India is focused on employing market leading networked IT services to meet the needs of Indian customers as they globalise and global customers with operations in India.

In 2006, BT announced the appointment of Indian national CS Rao as managing director of BT India. The company also set up a new joint venture company, BT Telecom India Pvt Ltd, with Jubilant Enpro in November 2006.

BT Telecom India Pvt Ltd is a subsidiary of BT plc, a global leader in networked IT services with a customer base of over 20 million.

BT has stated strong growth plans for its Indian operations, predicting that its revenues from India will be US$250 million by 2009.

BT employs over 15,000 people in Asia Pacific (both directly and indirectly), of which the majority is based in India. BT is looking to increase its Indian employee strength by hiring an additional 6,000 people within the next two years.

In the past three years, BT in Asia Pacific has invested more than US$100 million in rebuilding its regional network. In February 2006, BT announced a US$21 million investment in a global IP-based voice platform which will see the current legacy TDM network replaced by an MPLS-based network across over 30 countries worldwide. BT has plans to invest a significant portion of this in India.

                                      ***

For further information, please contact:

David Clarke

Corporate & Media Relations, Asia Pacific

Tel: +852 2532 3652. Email: david.r.clarke@bt.com

Or, on behalf of i2i:

Ranii Menon, CEO

Communique India

Tel: +91 9845027101. Email: rani@ranimenon.com

Enclosure 2

Wednesday 7 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 607,397 ordinary shares at a minimum price of 146 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 352,325,499 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,288,329,353.

The above figure (8,288,329,353) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 3


DC07-62                                                         February 8, 2007


 BT INCREASES HOLDING IN I.NET S.p.A. AND ANNOUNCES PUBLIC OFFER FOR REMAINING
                                     SHARES


BT today announced that it has increased its controlling stake in I.NET S.p.A. ("I.NET"), the leading Italian provider of hosting and managed security services, to 64.4% by agreeing to purchase Etnoteam's 13.6% stake. BT intends to launch a public offer shortly for the remaining shares not owned by either BT or Etnoteam following approval from Consob, the Italian stock exchange regulator.

I.NET is an acknowledged leader in security and business continuity solutions, guaranteeing "Business Continuity" by planning and managing service-enhanced ICT infrastructures for its corporate customers. Many of Italy's best known companies buy I.NET's services, including De Agostini, Corriere dello Sport and Ferretti.

Andy Green, CEO BT Global Services, said: 'This represents an important step in the continued development of BT Global Services' Italian capabilities. I.NET's evolution in recent years from a network access and hosting company to a fully-integrated managed security and network applications provider places the company firmly within the BT Global Services' strategy for the Italian market. I.NET's market-leading skills will significantly enhance our existing Italian services portfolio.'

Businesses across all sectors are rapidly recognising the strategic importance of their communications infrastructure. As a result, companies are becoming more dependent on communications providers to develop and deliver business continuity and disaster recovery solutions. I.NET's newly completed "Business Factory" data centre offers customers near-military grade security and complete resilience to protect their communications assets.

As at the last reported balance sheet date on September 30, 2006, the gross assets of I.NET were EUR166.3m.

-Ends-

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt

Enclosure 4

Friday 9 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 3,500,000 ordinary shares at a price of 318.63 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 355,825,499 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,284,829,353.

The above figure (8,284,829,353) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 5

Monday 12 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to a participant in its employee share plans 55,762 ordinary shares at a market price of 320 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 355,769,737 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,284,885,115.

The above figure (8,284,885,115) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 6

Tuesday 13 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 318.24 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 356,769,737 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,283,885,115.

The above figure (8,283,885,115) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 7

Wednesday 14 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred to participants in its employee share plans 20,270,540 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 336,499,197 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,304,155,655.

The above figure (8,304,155,655) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 8

Wednesday 14 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 2,500,000 ordinary shares at a price of 315.7278 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 338,999,197 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,301,655,655.

The above figure (8,301,655,655) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.






1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

ANDY GREEN

HANIF LALANI

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED:



SIR CHRISTOPHER BLAND - 8 SHARES

ANDY GREEN - 11 SHARES

PAUL REYNOLDS - 78 SHARES

HANIF LALANI - 78 SHARES



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

315.29 pence

14. Date and place of transaction

14 FEBRUARY 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR CHRISTOPHER BLAND

PERSONAL HOLDING: 674,386 ORDINARY SHARES

BT GROUP RETENTION SHARE PLAN: 314,785 SHARES

BT GROUP LEGACY OPTION PLAN: OPTIONS OVER 314,244 SHARES





ANDY GREEN

PERSONAL HOLDING: 204,629 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 272,172 SHARES

BT GROUP INCENTIVE SHARE PLAN: 607,634 SHARES

BT GROUP RETENTION SHARE PLAN: 323,862 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,539,320 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.



HANIF LALANI

PERSONAL HOLDING: 36,358 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 163,803 SHARES

BT GROUP INCENTIVE SHARE PLAN: 433,009 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 649,851 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.



PAUL REYNOLDS

PERSONAL HOLDING: 147,169 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 249,704 SHARES

BT GROUP INCENTIVE SHARE PLAN: 530,455 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,448,764 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.



16. Date issuer informed of transaction

15  FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 FEBRUARY 2007, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:



A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 20,797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;



B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 26,857 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.



24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15 FEBRUARY 2007

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 5,743 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 5743 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.



9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

140207 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

150207

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 DECEMBER  2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:



A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 2,0797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;



B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 26,857 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.



24. Name of contact and telephone number for queries

GRAEME WHEATLEY  020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15.02.07


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 19 February, 2007